Filed pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated May 14, 2013

Relating to Preliminary Prospectus Supplement dated May 14, 2013

Registration State No. 333-179206

PRICING TERM SHEET

Dated May 14, 2013

THE RYLAND GROUP, INC.

$250,000,000

0.25% CONVERTIBLE SENIOR NOTES DUE 2019

The information in this pricing term sheet supplements The Ryland Group, Inc.’s preliminary prospectus supplement, dated May 14, 2013 relating to the Convertible Senior Notes offering, including the documents incorporated by reference therein, and the accompanying prospectus dated January 27, 2012, each filed with the Securities and Exchange Commission, and supersedes the information in the preliminary prospectus supplement to the extent inconsistent with the information in the preliminary prospectus supplement.  In all other respects, this term sheet is qualified in its entirety by reference to the preliminary prospectus supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the preliminary prospectus supplement.

Issuer:	The Ryland Group, Inc.
Exchange/Symbol for the Issuer’s Common Stock:	NYSE: RYL
Title of Securities:	0.25% Convertible Senior Notes due 2019 (the “Notes”)
Aggregate Principal Amount Offered:	$250 million ($287.5 million if the underwriters’ option to purchase additional Notes is exercised in full)
Maturity Date:	June 1, 2019, unless earlier converted or repurchased
Issue Price:	100% plus accrued and unpaid interest, if any, from May 20, 2013
Interest Rate:	0.25% per year, accruing from May 20, 2013
Interest Payment Dates:	June 1 and December 1 starting December 1, 2013
Closing Sale Price:	$50.01 per share of the Issuer’s common stock on the NYSE as of the Pricing Date (as defined below)
Conversion Premium:	Approximately 50.0% above the Closing Sale Price
Conversion Rate:	13.3307 shares of the Issuer’s common stock per $1,000 principal amount of the Notes
Conversion Price:	Approximately $75.01 per share of the Issuer’s common stock
Net Proceeds to Issuer After Underwriters’ Discount, But Before Expenses:	Approximately $243.1 million (approximately $279.6 million if the underwriters’ option to purchase additional Notes is exercised in full)
Pricing Date:	May 14, 2013
Closing Date:	May 20, 2013
Settlement:	DTC
CUSIP:	783764 AS2
ISIN:	US783764AS21
Joint Book-Running Managers:	Citigroup Global Markets Inc.

J.P. Morgan Securities LLC Wells Fargo Securities, LLC RBS Securities Inc.
Co-Managers	Deutsche Bank Securities Inc. UBS Securities LLC
Optional Redemption:

The Notes may not be redeemed prior to June 6, 2017. On or after June 6, 2017, all or part of the Notes may be redeemed for cash, at the Issuer’s option, if the closing sale price of the Issuer’s common stock for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending within 5 trading days immediately preceding the date on which the Issuer provides notice of redemption, including the last trading day of such period, exceeds 130% of the applicable conversion price on each applicable trading day. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Increase to Conversion Rate Upon Conversion Upon a Make-Whole Adjustment Event or Notice of Redemption:

If a “make-whole adjustment event” (as defined in the preliminary prospectus supplement) occurs or the Issuer elects to redeem the notes, the Issuer will, under certain circumstances, increase the conversion rate for the Notes converted in connection with such make-whole adjustment event or notice of redemption. The following table sets forth the number of additional shares per $1,000 principal amount of Notes that will be added to the conversion rate with respect to the Notes that are converted during the make-whole conversion period or pursuant to a notice of redemption:

	Stock Price
Effective Date	$50.01	$ 60.00	$70.00	$80.00	$90.00	$100.00	$110.00	$120.00	$130.00	$140.00	$150.00	$180.00
May 20, 2013	6.6653	4.9773	3.6965	2.8164	2.1891	1.7288	1.3830	1.1182	0.9121	0.7493	0.6194	0.3589
June 1, 2014	6.6653	4.9219	3.6013	2.7024	2.0683	1.6082	1.2666	1.0081	0.8093	0.6543	0.5320	0.2928
June 1, 2015	6.6653	4.8170	3.4533	2.5368	1.8995	1.4443	1.1118	0.8645	0.6777	0.5348	0.4241	0.2153
June 1, 2016	6.6653	4.6445	3.2313	2.2986	1.6637	1.2209	0.9059	0.6780	0.5108	0.3867	0.2937	0.1287
June 1, 2017	6.6653	4.3774	2.9012	1.9538	1.3312	0.9144	0.6311	0.4363	0.3013	0.2070	0.1410	0.0403
June 1, 2018	6.6653	3.9576	2.3831	1.4305	0.8534	0.5036	0.2918	0.1639	0.0875	0.0428	0.0178	0.0000
June 1, 2019	6.6653	3.3360	0.9550	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case if the stock price is:

•                  between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable;

•                  in excess of $180.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased; and

•                  less than $50.01 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased.

Notwithstanding anything in the indenture governing the Notes to the contrary, the Issuer may not increase the conversion rate to more than 19.9960 shares per $1,000 principal amount of Notes pursuant to a “make-whole adjustment event” or a notice of redemption, though the Issuer will adjust such number of shares for the same events for which the Issuer must adjust the conversion rate as described under “Description of Notes—Conversion of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement.

The Issuer has filed a registration statement (including the preliminary prospectus supplement dated May 14, 2013 and an accompanying prospectus dated January 27, 2012) with the SEC, for the offering to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone at (800) 831-9146 or by e-email at BATProspectusdept@citi.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204; Wells Fargo Securities, LLC, Attn: Equity Syndicate Department, 375 Park Avenue, New York, New York 10152, 800-326-5897, or email: cmclientsupport@wellsfargo.com; or RBS Securities Inc., 600 Washington Boulevard, Stamford CT 06091, or by calling toll-free at 1-866-884-2071.